Hard Creek Nickel
Corporation Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 21, 2013

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars
		December 31,	December 31,
	Notes	2012	2011

ASSETS
Current assets
Cash		$518,489	$236,530
Receivables	4	42,357	284,354
Prepaid expenses		17,982	27,625
		578,828	548,509
Non-current assets
Reclamation deposits	14	337,900	337,900
Plant and equipment	5	33,790	44,683
Mineral property interests	6	179,500	179,500
Exploration and evaluation assets	6	32,719,366	32,144,174
		33,270,556	32,706,257

TOTAL ASSETS		$33,849,384	$33,254,766

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$194,310	$254,282

Non-current liabilities
Deferred tax liabilities	9	219,678	382,346

TOTAL LIABILITIES		413,988	636,628

EQUITY
Share capital	10	48,642,413	47,749,579
Share-based payment reserve	10	6,035,603	5,791,977
Deficit		(21,242,620)	(20,923,418)

TOTAL EQUITY		33,435,396	32,618,138

TOTAL LIABILITIES AND EQUITY		$33,849,384	$33,254,766

Lease obligations (Note 8)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars
		Years ended
		December 31,	December 31,
	Notes	2012	2011

Operating expenses
Amortization	5	$10,893	$12,521
Consulting		2,000	16,500
Director fees	12	4,000	24,000
Investor relations		128,561	265,147
Legal and audit		45,874	61,404
Management fees	12	198,000	264,000
Office and general		275,070	331,953
Salaries and benefits		-	9,410
Stock-based compensation	10, 12	-	531,004
Travel and promotion		22,174	132,716
		686,572	1,648,655

Other items
Exploration property write-off	6	11,740	-
Interest expense	12	7,144	-
Interest income		(5,856)	(18,024)
		13,028	(18,024)
Loss before income taxes		699,600	1,630,631

Deferred income tax (recovery) expense	9	(380,398)	22

Loss and comprehensive loss for the year		$319,202	$1,630,653

Loss per share – basic and diluted	10	$(0.00)	$(0.02)
Weighted average number of shares outstanding – basic and diluted	10	81,032,321	77,161,144

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at January 1, 2011		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Comprehensive loss for the year		-	-	-	(1,630,653)	(1,630,653)
		76,545,052	47,422,414	5,183,894	(20,923,418)	31,682,890
Shares issued for cash – warrant exercise	10	785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to share capital on exercise	10	-	16,832	(16,832)	-	-
Share-based compensation	10	-	-	624,915	-	624,915
Balance at December 31, 2011		77,330,160	47,749,579	5,791,977	(20,923,418)	32,618,138

Comprehensive loss:
Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash – private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued – private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	$48,642,413	$6,035,603	$(21,242,620)	$33,435,396

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars
	Year ended
	December 31,	December 31,
	2012	2011

Operating activities
Loss for the year	$(319,202)	$(1,630,653)
Adjustments for:
Amortization	10,893	12,521
Exploration property write-off	11,740	-
Income tax expense (recovery)	(380,398)	22
Interest income	(5,856)	(18,024)
Stock-based compensation	-	531,004
Changes in non-cash working capital items:
Receivables	241,997	(120,771)
Prepaid expense	9,643	82,662
Trade payables and accrued liabilities	(12,783)	(83,545)
Net cash flows from (used in) operating activities	(443,966)	(1,226,784)

Investing activities
Expenditures on exploration and evaluation assets	(412,611)	(1,835,542)
Expenditures on plant and equipment	-	(17,246)
Reclamation deposits	-	(150,000)
Interest income	5,856	18,024
Net cash flows from (used in) investing activities	(406,755)	(1,984,764)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	1,132,680	310,333
Net cash flows from (used in) financing activities	1,132,680	310,333
Increase (decrease) in cash	281,959	(2,901,215)
Cash, beginning	236,530	3,137,745

Cash, ending	$518,489	$236,530

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2012 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on March 21, 2013 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Certain of the comparative figures have been reclassified to conform to current year’s presentation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2012 and December 31, 2011, the Company had no material restoration and environmental obligations.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

3.	Accounting standards issued but not yet effective (cont’d)

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amended Standard IAS 1 “Presentation of Financial Statements”

This standard provides extensive guidance on determining fair value for measurement or disclosure purposes. The Company will adopt the standard prospectively effective January 1, 2013.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

3.	Accounting standards issued but not yet effective (cont'd)

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

None of the above standards have been early adopted or are expected to have significant impact on the Company’s consolidated financial statements.

4.	Receivables

	December 31,	December 31,
	2012	2011
Harmonized sales tax	$10,254	$47,134
British Columbia mining tax credits	31,326	237,220
Other receivable	777	-
	$42,357	$284,354

5.	Plant and equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2011	$30,230	$19,359	$54,189	$103,778
Additions	-	9,450	7,795	17,245
At December 31, 2011	30,230	28,809	61,984	121,023
At December 31, 2012	30,230	28,809	61,984	121,023
Amortization:
At January 1, 2011	21,066	11,696	31,057	63,819
Charge for the year	2,749	3,961	5,811	12,521
At December 31, 2011	23,815	15,657	36,868	76,340
Charge for the year	1,925	3,945	5,023	10,893
At December 31, 2012	25,740	19,602	41,891	87,233
Net book value:
At December 31, 2011	$6,415	$13,152	$25,116	$44,683
At December 31, 2012	$4,490	$9,207	$20,093	$33,790

Amortization expense of $10,893 (2011 - $12,521) was recorded in the consolidated statements of comprehensive loss.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2010	2011	2011	2012	2012
Assays and testing	$2,019,755	$27,439	$2,047,194	$3,522	$2,050,716
Claims renewal /Staking	433,707	7,255	440,962	12,641	453,603
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,181,793	74,658	1,256,451	170	1,256,621
Exploration data management	898,534	14,000	912,534	788	913,322
First Nations	166,444	-	166,444	-	166,444
Geochemistry	100,980	9,225	110,205	-	110,205
Geological and engineering services	7,396,246	1,003,073	8,399,319	251,097	8,650,416
Geophysical services	702,083	38,303	740,386	-	740,386
Metallurgy	3,132,617	540,829	3,673,446	60,476	3,733,922
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,322,402	186,724	1,509,126	29,443	1,538,569
Transportation	2,453,894	125,820	2,579,714	16,523	2,596,237
Property impairment	(119,347)	-	(119,347)	(11,740)	(131,087)
BC refundable mining tax credits	(1,737,272)	(129,058)	(1,866,330)	(9,238)	(1,875,568)
Federal non-refundable mining tax credits, net of valuation allowance	(367,299)	22,430	(344,869)	221,510	(123,359)
	$30,223,476	$1,920,698	$32,144,174	$575,192	$32,719,366

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2012, the Company incurred costs totalling $353,624 (2011 - $2,025,652) on the Turnagain mineral claims.

In July 2009, the Company acquired, by staking, the Dease Lime property located east of the town of Dease Lake. There was no work completed on this property during 2012 (2011 - $Nil). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $4,480 in explorations costs.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two claims and let the two other claims expire, as a result, the Company wrote off $5,619 in exploration costs. There was no work completed on this property during the year ended December 31, 2012 (2011 - $Nil).

In October 2010, the Company acquired by staking, the Eagle Lime property. The property is located west of the Turnagain property. There was no work completed on this property during 2012 (2011 - $Nil). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $138 in explorations costs.

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu properties located northeast of Smithers, British Columbia. There was no work completed on these properties during the year ended December 31, 2012 (2011 - $1,503). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $1,503 in explorations costs.

In May 2011, the Company acquired, by staking, the Lenore property located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July 2011 on this property. During the year ended December 31, 2012 the Company spent $Nil (2011 - $171) on this property.

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. During the year ended December 31, 2012, the Company spent $5,495 in staking fees and $9,181 in camp and transportation costs.

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Opal Lake, West Tuya, Tuya North and Nickel Valley properties. During the year ended December 31, 2012, the Company spent $6,360 in staking fees.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2012	2011
Trade payables	$70,910	$151,784
Amounts due to related parties (Note 12)	51,000	4,500
Accrued liabilities	72,400	97,998
	$194,310	$254,282

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2012	2011
Payable not later than one year	$104,037	$104,037
Payable later than one year and not later than five years	286,102	390,139
Present value of lease liabilities	$390,139	$494,176

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
Loss before income taxes	$699,600	$1,630,631

Statutory tax rate	25.0%	26.5%
Expected income tax recovery at the statutory tax rate	$(174,900)	$(432,117)
Permanent differences	55,509	148,772
Tax rate changes	-	(11,444)
Other	(261,007)	294,811
Income tax expense (recovery)	$(380,398)	$22

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2011	$(4,515,585)	$3,599,837	$73,194	$96,990	$385,670	$(359,894)
Charged (credited) to net loss	(462,294)	527,009	113	(66,806)	1,956	(22)
Credited to assets	-	-	-	-	(22,430)	(22,430)
At December 31, 2011	(4,977,879)	4,126,846	73,307	30,184	365,196	(382,346)
Charged (credited) to net loss	185,763	202,730	2,722	(10,817)	-	380,398
Credited to assets	-	-	-	-	(221,510)	(221,510)
Charged to equity	-	-	-	3,780	-	3,780
At December 31, 2012	$(4,792,116)	$4,329,576	$76,029	$23,147	$143,686	$(219,678)

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of $983,516 of the costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. Currently the Company’s appeal is before Natural Resources Canada for review.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

9.	Income taxes and mining tax credits (cont’d)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31,	December 31,
	2012	2011
Federal investment tax credits	$413,813	$175,931

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal Investment Tax Credit Losses
2025	$25,187
2026	92,277
2027	58,467
2028	237,882
$413,813

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2012 there were 90,373,493 issued and fully paid common shares (December 31, 2011 – 77,330,160).

Private placements

On March 2, 2012, the Company completed a private placement for 3,043,333 units at a price of $0.18 per unit for gross proceeds of $547,800. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.25 per share for a period of two years. The intrinsic value of the warrants issued as part of this private placement was $39,989, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $9,000 and 50,000 share purchase warrants valued at $3,637. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.25 for two years.

On November 27, 2012, the Company completed a private placement for 10,000,000 units at a price of $0.06 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.08 per share for a period of three years. The intrinsic value of the warrants issued as part of this private placement was $200,000, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $6,120.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the loss attributable to common shareholders of $319,202 (December 31, 2011 - $1,630,653) and the weighted average number of common shares outstanding of 81,032,321 (December 31, 2011 – 77,161,144).

Diluted loss per share did not include the effect of 5,492,000 stock options and 13,093,333 warrants as the effect would be anti-dilutive.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

10.	Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2012 and 2011 are as follows:

	Year ended		Year ended
	December 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number	exercise
	options	price	of options	price
Options outstanding, beginning	7,499,500	$0.47	6,617,500	$0.53
Options granted	-	-	2,172,000	0.47
Options expired	(217,500)	1.02	(935,000)	0.73
Options forfeited	(1,790,000)	0.46	(355,000)	1.00
Options outstanding, ending	5,492,000	$0.45	7,499,500	$0.47

Options exercisable, ending	5,442,000	$0.44	7,449,500	$0.47

Details of options outstanding as at December 31, 2012 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	2.09 years	5,007,000
$0.51 - $1.00	0.04 years	485,000
$0.45	2.13 years	5,492,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

10.	Share capital (cont’d)

Stock options (cont’d)

There were no options granted during the year ended December 31, 2012 (2011 - 2,172,000). During 2011 stock-based compensation in the amount of $531,004 was recorded in operating expenses and stock-based compensation in the amount of $93,911 was capitalized in exploration and evaluation assets (Note 13). The fair value for the previous year end was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
Expected life of options	-	3 - 5 years
Annualized volatility	-	117% - 122%
Risk-free interest rate	-	1.64% - 2.28%
Dividend rate	-	0%

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2012 and 2011 are as follows:

	Year ended		Year ended
	December 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	5,463,000	$0.33	7,744,000	$0.35
Warrants issued	13,093,333	0.12	-	-
Warrants exercised	-	-	(785,108)	0.40
Warrants expired	(5,463,000)	0.33	(1,495,892)	0.40
Warrants outstanding, ending	13,093,333	$0.12	5,463,000	$0.33

At December 31, 2012 and 2011, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2012 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.25	0.26 years	3,093,333
$0.08	2.22 years	10,000,000
$0.12	2.48 years	13,093,333

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011
Companies controlled by directors of the Company (Note 7)	$-	$4,500
Directors of the Company and of its subsidiaries (Note 7)	51,000	-
	$51,000	$4,500

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with company’s that are controlled by directors of the Company.

	Years ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$-	$101,050
Interest expense on unsecured loan	7,144	-
Director fees	4,000	24,000
Stock-based compensation	-	333,395
	$11,144	$458,445

In July 2012, a director of the Company advanced $175,000 to the Company under a promissory note bearing interest at 10% per annum. The promissory note and accrued interest of $7,144 was repaid in full in December 2012.

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$89,500	$175,000
Management fees	198,000	264,000
Stock-based compensation	-	194,689
	$287,500	$633,689

13.	Supplemental cash flow information

Investing activities included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011
Expenditures on exploration and evaluation assets	$52,553	$99,742

Non-cash investing transactions

	December 31,	December 31,
	2012	2011
Stock-based compensation capitalized in exploration and evaluation assets (Note 10)	$-	$93,911

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

14.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2012:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$121,910	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

14.	Financial instruments and financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2012	2011
Cash	$518,489	$236,530
Loans and receivables:
Reclamation deposits	337,900	337,900
	$856,389	$574,430

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2012	2011
Non-derivative financial liabilities:
Trade payables	$121,910	$156,284

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2012 and 2011:

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash	$518,489	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash	$236,530	$-	$-

15.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

16.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

17.	Subsequent events

In January 2013, the Company granted a total of 2,650,000 stock options to directors, officers, employees and consultants. Each stock option is exercisable into one common share at an exercise price of $0.10 for a period of five years from the date of grant.